UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BioTelemetry, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106 (Common Stock)

(CUSIP Number)

Peter Ferola

Senior Vice President & General Counsel

BioTelemetry, Inc.

1000 Cedar Hollow Road

 Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 090672106

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph H. Capper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,498,058

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,498,058

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,498,058

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Based upon 27,556,260 shares of Common Stock outstanding as of the March 8, 2016.

Item 1.         Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of BioTelemetry, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355.

Item 2.         Identity and Background.

(a) This Statement is being filed by Joseph H. Capper (the “Reporting Person”).

(b) The business address of each of the Reporting Person is c/o BioTelemetry, Inc., 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355.

(c)  The Reporting Person is the President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

The securities were acquired through grants of equity awards by the Issuer to the Reporting Person as part of the Reporting Person’s compensation.

Item 4.         Purpose of Transaction.

The securities were acquired through grants of equity awards by the Issuer to the Reporting Person as part of the Reporting Person’s compensation as well as open market purchases and participation in the Issuer’s employee stock purchase plan.

Item 5.         Interest in Securities of the Issuer.

(a) - (b)                  As of the date hereof, the Reporting Person beneficially owns and has sole power to vote, or to direct the vote, or to dispose or to direct the disposition of, an aggregate of 1,498,058 shares of Common Stock, or 5.2% based upon 27,556,260 shares of Common Stock outstanding as of the March 8, 2016.

(c)                                            The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d)                                           To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)                                            Inapplicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the President and Chief Executive Officer of the Issuer.

Item 7.         Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016	/s/ Joseph H. Capper
Joseph H. Capper